February 23, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nudrat Salik or Jeanne Baker

Re: CareMax, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Period Ended September 30, 2022

Correspondence Letter dated January 17, 2023

File No. 1-39391

We are writing to address the comments raised in the letter to CareMax, Inc. (the “Company”), dated January 25, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 (together, the “Reports”). The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).

Form 10-K for the Year Ended December 31, 2021

EBITDA and Adjusted EBITDA, page 44

1.
We note your response to comment 2. The pro forma adjustment includes Adjusted EBITDA amounts to give effect to the Business Combinations of IMC and Care Holdings as if they had occurred on January 1, 2021. Please provide a reconciliation of net income (loss) to Adjusted EBITDA for these acquisitions. In addition, textually describe the nature of the other pro forma adjustments included in your determination of your pro forma adjustments.

Response:

In response to the Staff’s comment, in future filings, the Company will enhance its reconciliation of Adjusted EBITDA to include a reconciliation of net income (loss) to Adjusted EBITDA for the IMC and Care Holdings acquisitions and a textual description of the other pro forma adjustments. Accordingly, beginning with the Form 10-K for the period ended December 31, 2022, this reconciliation will be presented as follows:

	For the year ended December 31, 2021
IMC Adjusted EBITDA prior to Business Combination (a)	$(2,047)
Care Holdings Adjusted EBITDA prior to Business Combination (a)	(735)
Other pro forma adjustments (b)	(585)
Total pro forma adjustments	$(3,367)

(a) The following table provides a reconciliation of net income (loss), the most closely comparable GAAP financial measure, to Adjusted EBITDA, for the results of IMC and Care Holdings prior to Business Combination.

	For the year ended December 31, 2021
	IMC	Care Holdings
Net income (loss)	$(7,753)	$(735)
Depreciation and amortization	1,911	-
Interest expense	3,796	-
Adjusted EBITDA	$(2,047)	$(735)

(b) Other adjustments consist primarily of the interest expense related to the issuance of the new term debt, which took place as of June 8, 2021, the closing date of the Business Combination, assuming the Business Combination took place on January 1, 2021.

2.
We note your response to comment 3. Based on the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13, 2022, it is unclear how the costs included in adjustments 3 and 4 would not be considered normal, recurring, cash operating expenses necessary to operate your business. Please note that while new center openings may only be occurring occasionally at irregular intervals, they would still be considered part of normal operations. Please provide us with a breakdown of the types of costs that are included in each adjustment and describe and quantify each material component. With reference to the material components, please reassess the guidance in Question 100.01.

Response:

The Company has reassessed the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13, 2022 and believes that its Adjusted EBITDA metric, considered with the information accompanying its non-GAAP financial measures and other accompanying discussion of its non-GAAP financial measures, does not contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of its measures, in light of the circumstances in which they are presented, not misleading.

The Company respectfully advises the Staff that the Company views de novo centers as opportunistic and discretionary components that may be part of the Company’s growth strategy at any given time, but that such de novo centers are not a part of the Company’s normal operations. At any time, the Company could cease opening de novo centers (and therefore cease incurring the costs of de novo centers) while nonetheless continuing to operate the Company’s business in the ordinary course, which identifies de novo losses as not being normal, recurring, cash operating expenses necessary to operate the Company’s business. For example, in lieu of opening de novo centers, the Company could execute on its growth strategy through acquisitions of established medical centers or transitions of members and physicians in the Company’s management services organization. The Company believes that this makes de novo losses more akin to investments than operating expenses.

As noted above, the decision to open de novo centers as part of the Company’s growth strategy is opportunistic and discretionary. The Company’s focus on de novo centers in calendar years 2021 and 2022, including opening 15 de novo centers in the year ended December 31, 2022, was part of an announced short-term growth strategy following the Company’s business combination, and not necessarily indicative of the Company’s operations. The Company’s growth strategy in future years may differ materially from its past growth strategy, including differing from the Company’s de novo strategy. De novo center openings are influenced by both industry factors, such as competitive landscapes, and local market factors, such as underserved communities. If the Company determines in the future that pursuing other growth and capital allocation alternatives is in the Company’s best interest, the Company may rely to a greater extent on growth strategies other than de novo center openings. In addition, the costs to open de novo centers fluctuate in amount and timing between periods and on a year-over-year basis. As such, the amount of pre-opening de novo costs in any given period, if any, (i) is driven by the number, timing, and location of newly opened de novo centers, and (ii) has no relationship to the operations of existing centers. Therefore, the Company believes that its recent substantial growth and the associated pre-opening de novo costs and post-opening de novo losses are not normal, recurring, cash operating expenses necessary to operate its business.

The Company respectfully advises the Staff that pre-opening de novo costs include the fees and expenses incurred prior to opening a de novo center, such as legal costs, a portion of payroll allocated to employees tasked with opening the center and certain other costs that are one-time in nature, including architecture expenses and rent expense prior to the opening of the center. To the extent these costs are incurred for a de novo center, such costs are incurred on a one-time basis, at or prior to the time of its opening. The Company believes pre-opening de novo costs are specific in nature to a given de novo center and are not indicative of normal, ongoing operations of the Company.

De novo losses represent operating losses incurred during the initial 18 months after a de novo center opens. These losses are unique to de novo centers as compared to established or acquired centers, because de novo centers are opened with fully-loaded operating costs with minimal member base. The Company respectfully advises the Staff that its revenue and patient acquisition cycle is different from those of other industries, whereby, to become one of the Company’s patients, an individual needs to be enrolled in a specific insurance plan and undergo an enrollment process. As a result, there is a significant lag between the opening of a de novo center, and the time that the center breaks even. While it may take several years to reach break-even, the Company conservatively adds back 18 months of losses it incurs during this period. Once a de novo center has been open for a period of 18 months, the center has had an opportunity to ramp up its member base and become a normal, operating center, consistent with the Company’s ongoing operations. At such point, the Company and investors can begin to evaluate the true performance of the center as a part of the Company’s ongoing operations.

For those reasons, the Company believe it is appropriate to add back these significant investments in de novo losses and other expenses (related to pre-opening de novo costs), as we don’t believe these are normal, recurring, cash operating expenses necessary to operate the business. With these add backs, Adjusted EBITDA is more representative of the Company’s underlying core performance, allowing investors to better analyze the Company's performance as well as improving comparability of the Company’s results.

The following tables provide a breakdown of the adjustments included in the de novo losses and other expenses, respectively:

Year Ended December 31, 2021
Revenue	$2,983
External provider costs	(1,971)
Operating expenses (1)	(2,244)
Total de novo losses	$(1,232)

(1) Primarily represents payroll and rent expense directly associated with the de novo centers.

Year Ended December 31, 2021
Payroll expense (1)	$(784)
Legal costs (2)	(579)
Other (3)	(460)
Total other expenses, net	$(1,823)

(1) Represents compensation costs directly associated with the initial set up of the de novo centers, incurred prior to the center opening. None of the related employees operate medical centers, manage affiliates, or provide services necessary to operate the business.

(2) Represents legal costs directly associated with de novo centers, incurred prior to the center opening.
(3) Represents various types of costs that are one-time in nature, incurred prior to the center opening.

Non-GAAP Operating Metrics, page 45

3.
We note your response and proposed revised disclosures in response to prior comments 4 and 5 and have the following comments:
•
Please refer to Platform Contribution as pro forma Platform Contribution in periods in which you have presented this measure in a manner consistent with Article 8 of Regulation S-X;
•
Please separately identify your pro forma adjustments from your "other adjustments". Explain the nature and corresponding amount of each material adjustment;
•
You disclose in the headnote to your reconciliation of gross profit to Platform Contribution that gross profit is defined as total revenue less external provider costs. Please explain how your gross profit is calculated in accordance with GAAP. In this regard, any gross profit measure should be "fully loaded" to include all costs attributable to the generation of revenues, including depreciation and amortization expenses related to revenue-generating long-lived and intangible assets; and
•
We note your disclosures elsewhere in your filing, including page 5, that Platform Contribution is revenue less external provider costs and cost of care (excluding depreciation and amortization). If this is correct, then it would appear that your reconciliation of Gross Profit to pro forma Platform Contribution would only reflect adjustments for depreciation and amortization, pro forma adjustments and other adjustments. Please advise or revise.

Response:

In response to the Staff’s comment, in future filings the Company will make the following enhancements to the reconciliation of Platform Contribution to the most closely comparable GAAP financial measure:

•
We will label Platform Contribution as pro forma Platform Contribution in the periods in which we have presented this measure consistent with Article 8 of Regulation S-X, i.e. during the periods prior to the Business Combination.
•
We will separately present pro forma adjustments from “other adjustments" and add an explanation of the nature and corresponding amounts of such adjustments.
•
After further consideration, we have prepared a reconciliation of Platform Contribution to Operating income (loss), which we believe to be the most closely comparable GAAP financial measure, and intend to include such reconciliation in our public filings moving forward if Platform Contribution is included in such filing.
•
We have revised our definition of Platform Contribution to remove the reference to exclusion of depreciation and amortization.

Accordingly, beginning with the Form 10-K for the year ended December 31, 2022, the reconciliation of Platform Contribution will be shown as follows:

in millions	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021
Operating (loss) income	$3.5	$3.9	$0.1	$2.2	$1.8	$(9.7)	$(11.2)	$(9.7)
Acquisition related costs	-	-	-	-	-	0.1	0.9	0.5
Depreciation and amortization	0.3	0.4	0.4	0.4	0.6	1.4	5.2	6.1
Corporate, general and administrative	1.2	1.5	1.9	3.1	1.8	8.9	13.6	16.3
Sales and marketing	0.2	0.3	0.3	0.3	0.3	0.8	1.3	2.6
Pro forma adjustments (a)	8.7	12.2	12.9	11.8	10.3	6.7	-	-
Other adjustments (b)	-	-	-	-	-	-	1.3	0.2
Pro forma Platform Contribution	$14.1	$18.1	$15.5	$17.9	$14.7	$8.2	n/a	n/a
Platform Contribution	n/a	n/a	n/a	n/a	n/a	n/a	$11.0	$16.0

(a) Pro Forma adjustments are computed in a manner consistent with the concepts of Article 8 of Regulation S-X and give effect to the Business Combinations of IMC and Care Holdings as if they had occurred on January 1, 2020.

(b) Includes incremental costs related to post-Business Combination restructuring and integration initiatives.

****************

If you have any questions related to this letter, please contact the undersigned at (786) 360-4768 or Erick Fernandez, the Company’s Chief Accounting Officer, at (305) 239-8937.

Sincerely,

/s/ Kevin Wirges

Kevin Wirges

Chief Financial Officer and Treasurer